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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:
811-08236				February 27, 2009
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:
Northern Funds

4. Address of principal executive office (number, street, city, state, zip code):
50 South La Salle, Chicago, IL 60601

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.	All items must be completed by the investment company.
2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of Northern Funds

We have examined management’s assertion included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Northern Funds (the “Company”), comprised of the funds listed in the attached Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of June 29, 2007. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 29, 2007, and with respect to agreement of security purchases and sales, for the period from March 31, 2007 (the date of our last examination) through June 29, 2007:

1. Confirmation of all securities held in book entry form on behalf of Northern Trust (“NT”), the Company’s custodian, by the Federal Reserve Bank of Chicago and The Depository Trust Company;

2. Confirmation or verification through a review of documents or electronic files provided by NT of approximately 4% of all securities held in book entry form by various sub-custodians or by CRESTCo;

3. For securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents, confirmed or verified the subsequent settlement of the securities to cash records provided by NT or agreed to term sheets or broker statements obtained from NT;

4. Reconciliation of all such securities to the books and records of the Company and NT;

5. Confirmation or verification of the subsequent settlement to cash records provided by NT of all repurchase agreements with brokers/banks and agreement of underlying collateral with NT’s records for approximately 80% of the repurchase agreements; and

6. Agreement of 12 security purchases and 12 security sales or maturities since our last report from the books and records of the Company to trade authorizations provided by NT.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Northern Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2007 with respect to securities reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Northern Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

DELOITTE & TOUCHE LLP

Chicago, Illinois

February 27, 2009

APPENDIX A

Northern Funds

Emerging Markets Equity Fund

Enhanced Large Cap Fund

Growth Equity Fund

Income Equity Fund

International Growth Equity Fund

Large Cap Value Fund

Mid Cap Growth Fund

Small Cap Growth Fund

Small Cap Value Fund

Select Equity Fund

Technology Fund

Global Real Estate Index Fund

International Equity Index Fund

Mid Cap Index Fund

Small Cap Index Fund

Stock Index Fund

Multi-Manager International Equity Fund

Multi-Manager Mid Cap Fund

Multi-Manager Small Cap Fund

Arizona Tax-Exempt Fund

California Intermediate Tax-Exempt Fund

California Tax-Exempt Fund

Fixed Income Fund

Bond Index Fund

Global Fixed Income Fund

High Yield Fixed Income Fund

High Yield Municipal Fund

Intermediate Tax-Exempt Fund

Short-Intermediate U.S. Government Fund

Tax-Exempt Fund

U.S. Government Fund

California Municipal Money Market Fund

Money Market Fund

Municipal Money Market Fund

U.S. Government Money Market Fund

U.S. Government Select Money Market Fund

February 27, 2009

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of Northern Funds (the “Company”), comprised of the funds listed in the attached Appendix A, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 29, 2007, and from March 31, 2007 (the date of last examination) through June 29, 2007.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 29, 2007, and from March 31, 2007 (the date of last examination) through June 29, 2007, with respect to securities reflected in the investment accounts of the Company.

Northern Funds

By:

/s/ Lloyd Wennlund

Lloyd A. Wennlund

President, Northern Funds

/s/ Randy Rein

Randall Rein

Treasurer, Northern Funds